Exhibit (d)(8)

June 18, 2009

Dear Employee:

On June 15, 2009, the Board of Directors of NICE-Systems Ltd. (“NICE”) approved a reduction in the exercise price per share of NICE’s options to acquire ordinary shares, granted on September 2, 2008 under NICE’s 2008 Share Incentive Plan (the “Eligible Options”) held by active employees of NICE based in Israel, Hong Kong, the United States, and the United Kingdom. Prior to the reduction in price, the Eligible Options had an exercise price of $30.25 per share, and after the reduction in price the exercise price will be $22.53 (the “Reduced Exercise Price”), which was the closing price of the Company’s American Depositary Shares on the NASDAQ Global Select Market on June 15, 2009.

On September 2, 2008 you where granted an Eligible Option for ordinary shares that is eligible to receive the Reduced Exercise Price. In relation to the Reduced Exercise Price for your Eligible Option, you are required to provide a signed declaration form (provided with this letter) confirming that you understand the expected tax consequences of the tax ruling from the Israeli Tax Authority described therein, and will abide by it and not request to change or replace it with another tax arrangement.

Prior to executing this letter and the declaration, we advise you to consult with your tax and financial advisors with respect to any tax consequences you may experience as a result of the exercise price reduction of your Eligible Option.

Other than the exercise price reduction, the terms of your Eligible Option shall remain unchanged.

If you should have any questions regarding this letter or the declaration, please contact Tzur Tamir or David Whitefield.

Sincerely,

Shuli Sharabani Ishai	Dafna Gruber

Corp. VP, HR	CFO

I, the undersigned, consent to the repricing of my Eligible Option, as stated in this letter:

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